

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-Mail
Mr. Laurence K. Maguire
Executive Vice President and Chief Financial Officer
Blugrass Energy, Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

> **Re: Blugrass Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-54035**
>
> **Form 10-KT for the Period Ended December 31, 2010**
> **Filed May 16, 2011**
> **File No. 000-54035**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 000-54035**

Dear Mr. Maguire:

We have reviewed your filings and your response dated June 10, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Draft Form 10-K/A for the Fiscal Year Ended June 30, 2010, included in response letter dated June 10, 2011

General

1. Please note that requested revisions should be made to corresponding disclosure in an amended Form 10-KT for the Six-Month Period Ended December 31, 2010 and to an amended Form 10-Q for the quarterly period ended March 31, 2011.

2. We note that you affected a 1:5 stock split on May 17, 2011. Please revise your document to include an explanatory note indicating the fact that the split occurred and disclosing the resulting impact on the number of shares outstanding. Also disclose that the numbers of shares and per share amounts are not retroactively restated because the original document was issued prior to the date of the split.

3. We note that you will insert the Whitley Penn opinion on 2009 prior to filing.

Item 7. Management's Discussion and Analysis

Plan of Operations

Prospective Oil and Gas Activities, page 24

4. Please confirm our understanding that the "Canyon Sands" property and the "Soto Lease," as described in your response to our previous comment 4 and your Form 10-KT, respectively, are the same property. If our understanding is correct, please revise your documents for consistency. If our understanding is not correct, please clarify.

Financial Statements

Note 6 – Convertible Promissory Notes, page F-12

5. Refer to our previous comment 13. Please revise your proposed revised disclosure to state the effective interest rate for all instruments for each period an income statement is presented. This calculation should include any beneficial conversion feature expensed during the period.

6. Please revise your disclosure related to the 2008 Convertible Promissory Notes to indicate the amount originally issued and date of such issuance.

7. Please reconcile the difference in the amount outstanding of 2008 Convertible Promissory Notes as presented in your response ($216,666) and your draft 10-K/A ($366,666).

8. Please tell us how the conversion rate for conversion at the holder's option will be and/or has been determined if no conversion rate is specified in the 2008 note. Specifically address how

the conversion rate for the $181,000 in 2008 Convertible Note principal and interest of $0.08 was determined, and why this appears to be different than the previously disclosed rate of $0.09 on $150,000 in 2008 Convertible Note principal, converted to 1.65 million shares.

9. Please revise the disclosure regarding the conversion of $181,000 in principal and accrued interest of 2008 Convertible Notes to indicate, if true, that this amount is comprised of $150,000 in principal and $31,000 in interest.

10. As a related matter, please tell us how you determined the $91,973 balance of the beneficial conversion feature expensed in connection with the conversion of $181,000 of principal and accrued interest of 2008 Convertible Notes.

11. Please tell us how you determined the beneficial conversion feature for the 2010 Convertible Notes.

12. Please revise your presentation to include a table listing the components of the outstanding balance of convertible notes as listed on the face of the balance sheet. This table should specifically list the gross amount outstanding, unamortized discounts, and net amount for each credit facility, and should tie to the amount presented on the face of the balance sheet for each date a balance sheet is presented.

Note 9 – Restatement, page F-15

13. As there were multiple restatements, please revise your presentation here to include footnote disclosure for each restated item indicating the facts and circumstances surrounding the changes.

Item 15. Exhibits, page 41

14. In view of the relative significance of your line of credit arrangement and your convertible notes payable agreements for 2008 and 2010, please file the related agreements and any amendments thereto as exhibits to your Form 10-K/A for the fiscal year ended June 30, 2010.

15. As a related matter, please describe your relationship with the provider of the line of credit and with the holders of the convertible notes. That is, please tell us whether the providers are related parties, associates, or whether they constitute parties with whom you have otherwise done business.

Form 10-KT for the Six-Month Period Ended December 31, 2010

General
16. Please note that transition reports, such as your Form 10-KT, must include prior year information comparable to the transition period. Comparable year information may be unaudited and may be provided on a condensed basis and in the footnotes to financial

statements instead of separate statements. Please file an amended Form 10-KT providing such comparable information for the period July 1, 2009 through December 31, 2009.

17. As a related matter, you should include comparable information in your Selected Financial Data on page 22 for the six-month period ended December 31, 2009, and your discussion of operating results on page 23 should discuss specific facts and circumstances leading to variances noted when the periods are compared.

18. We note that you affected a 1:5 stock split on May 17, 2011. Please include an explanatory note in your amended Form 10-KT indicating the fact that the split occurred and disclosing the resulting impact on the number of shares outstanding. Also disclose that the numbers of shares and per share amounts are not retroactively restated because the original document was issued prior to the date of the split.

Item 1. Description of Business, page 5

19. While we do not object to a discussion of your future business strategy, please begin this narrative with a description of the company and its business during the fiscal period for which this transition report has been filed. Given the fact that the company did not hold any significant assets as of the balance sheet dates included in the filing, the current narrative is difficult to understand.

20. It appears that the "Acreage Acquisition" did not occur until after the transition period for the six months ended December 31, 2010. Please revise your narrative to clarify this fact. As a related matter, you stated in your response to our prior comment 4 that a formal and definitive agreement was required to be executed by January 12, 2011. However, it appears that the acquisition transaction did not occur until February 23, 2011. Please explain, in your narrative, how this came about.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

21. Refer to our previous comment 22. Please confirm our understanding that there was no issuance of stock compensation in the three months ended December 31, 2010.

22. Refer to your discussion of general and administrative expenses. Please expand your disclosure to identify and quantify the material components of this line item for the six months ended December 31, 2010. Explain the business reasons for the significant increase in this expense relative to prior fiscal periods.

Going Concern, page 23

23. Please revise your discussion here to reference December 31, 2010; your current presentation references December 31, 2011.

Financial Statements

General

24. Please label the years ended June 30, 2009 and 2010 as "restated."

25. We note the change of accountants that occurred in February of 2011. Please tell us whether Whitley Penn LLP has also served as the accountant for Petro Grande. If so, please describe the services they provided.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition

26. Please revise this note to include your proposed revenue recognition policy.

27. As a related matter, we note from your disclosure of this policy on page 25 that you recognize the cost of revenues, such as compression expenses, as a reduction of revenue. Please tell us your basis in U.S. GAAP for such treatment, as opposed to separately stating these operating costs on the face of your financial statements. In this regard, we assume that the "transportation" costs to which you refer constitute shipping costs. If our assumption is not correct, please address the classification of these costs as well.

Oil and Gas Properties, page F-8

28. Please clarify your intended meaning of the last sentence of the first paragraph of this section, "[t]he Company did not recognized exploration, abandonment, geological and geophysical at December 31, 2010, or June 30, 2010 and 2009."

29. Please revise your disclosure related to the Eddy County properties to indicate the closing date of the transaction of August 6, 2010, as disclosed on page 20 of your filing.

Note 6 – Convertible Promissory Notes, page F-10

30. With regard to the July 19, 2010 and September 7, 2010 Convertible Promissory Note issuances, please tell us how you calculated the beneficial conversion feature and revise your disclosure to indicate the effective interest rate on such issuances for each period an income statement is presented and the notes are outstanding.

Note 9 – Restatement, page F-11

31. Please revise your presentation here to include footnote disclosure for each restated item indicating the facts and circumstances leading to the changes.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Statements of Operations, page 2

32. It appears from related disclosure that you consider the Quad Energy stock, originally valued at $500,000, to be impaired on an other-than-temporary basis. If our understanding is correct, such loss should now be considered "realized," not "unrealized." Your current income statement presentation appears to be appropriate with the exception of your nomenclature. Please revise accordingly here and throughout your document to clarify.

33. We have reviewed the recent stock quotations and available financial information relating to Quad Energy. Consideration should be given to the disclosure requirements of Item 2.06 of Form 8-K.

Summary of Significant Accounting Policies

Accounts Receivable, page 5

34. Please tell us to what the accounts receivable relate. Specifically address how they were generated given that you have no revenue to date. Identify the related party as well.

35. We note that the seller has also granted the buyer an irrevocable option to participate in wells drilled on remaining acreage held under lease by the seller in Val Verde, Texas. Please tell us, supplementally and in detail, how that option was valued and recorded.

Acquisitions and Dispositions, page 7

36. Refer to the asset purchase agreement with Quad Energy on January 25, 2011. You represent that the purchase of these properties closed on August 6, 2010. We understand that you had no further obligations to the Robinhood LLC subsequent to that date and that no formal consent was required from the seller in order for you to convey your interest in full to Quad Energy. Please confirm, or supplementally tell us how our understanding is not correct.

37. As a related matter, we note that you had also entered into an agreement with Doral West Corp. with respect to these properties. You sold them a 40% interest in these properties for $10 plus other consideration. You were to establish a joint operating agreement with them and you agreed to be responsible for $200,000 in start-up costs. It appears that you had deposited only $100,000 of this amount with Doral. Please tell us how this arrangement has been impacted by the sale of these properties to Quad Energy. Explain to us whether Doral has formally released you from all of your obligations under the agreement and tell us whether you expect to recover your $100,000 deposit.

38. We have reviewed the disclosures regarding the transaction with Petro Grande as well as the related purchase and sale agreement. We are not persuaded that this transaction has been accounted for in a manner consistent with its substance. To facilitate our understanding of the transaction, and your method of accounting for same, please provide us with additional

detailed information regarding the acquired property prior to February 23, 2011. For example, please tell us when the property was acquired by Petro Grande and at what price. Although the property is characterized as undeveloped, the acquired interests include working and other interests and operating rights. It appears that exploration efforts have begun on the acquired property. We particularly note the references to 3D seismic surveys and to a "list of the wells located on the lands." Please describe any exploration activities that took place on the property subsequent to its acquisition by Petro Grande and quantify any capitalized cost, if applicable. Finally, please quantify the value of the acquired property on the books of Petro Grande on February 23, 2011.

39. We note that Blugrass Energy was, in substance, an inactive shell at the transaction date. We also note that, as a result of the share exchange, the sellers received the largest portion of voting rights, took over management of the combined entity and took over the governing board. Although a note receivable in the amount of $3.5 million was issued, the buyer had insufficient assets to pay the notes and the funds for payment will have to come from future operations of the transferred properties. Finally, payment of the note is secured by "The Mortgage." In view of these facts, discuss the consideration given to accounting for this transfer at historical cost in a manner similar to a recapitalization. We may have further comments upon review of your response.

40. We note from your disclosure in your Form 10-KT for the Six-Month Period Ended December 31, 2010 in Note 8 on page F-12 that you have valued the Crocket County property using the value of the note and the market value of common stock ($0.02, pre-split) on the date the transaction closed. Please tell us what consideration was given to evaluating this property for impairment during the quarterly period ended March 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 f you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief